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                                                                 Exhibit (a)(11)


FOR IMMEDIATE RELEASE

Contact: Georgina Challis - 212-536-5199


        VNU N.V. ANNOUNCES AGREEMENT WITH STAFF OF FTC IN CONNECTION WITH
                     TENDER OFFER FOR NIELSEN MEDIA RESEARCH

         NEW YORK, NY, THURSDAY, OCTOBER 14, 1999 - VNU N.V. announced today that it has executed an agreement with the staff of the Federal Trade Commission as to the terms of a consent decree which will, if accepted by the Commission for public comment, allow VNU to acquire Nielsen Media Research (NYSE: NMR) pursuant to VNU's previously announced cash tender offer for all of Nielsen Media Research's outstanding shares. Under the terms of the agreement, VNU has agreed to sell the assets of its Competitive Media Reporting division, which includes VNU's advertising expenditure measurement operations. VNU will remain active in the advertising expenditure market through Monitor Plus, a division of Nielsen Media Research. VNU stated that the consent agreement will be submitted by the FTC Staff to the Commission for its acceptance. Upon the Commission's acceptance, VNU will be able to complete its acquisition of Nielsen Media Research, subject to the satisfaction of certain other conditions. The tender offer is currently scheduled to expire at 12:00 midnight on October 15, 1999.

         As previously announced, on September 3, 1999, VNU and Nielsen Media Research each received a request for additional information from the Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 in connection with VNU's offer for all of Nielsen Media Research's outstanding shares.

         Questions and requests for assistance with respect to the offer may be directed to MacKenzie Partners, Inc., the Information Agent for the offer, at
(212) 929-5500 (call collect) or (800) 322-2885, or to Merrill Lynch & Co., the Dealer Manager for the offer, at (212) 236-3790 (call collect).

         VNU N.V. is a Netherlands-based international publishing and information company, whose operations include consumer and professional magazines, newspapers, telephone directories and information services, educational textbooks, marketing information services, trade shows and entertainment. Worldwide, VNU employs approximately 15,000 people and has annual revenues of more than NLG 5.3 billion (EUR 2.4 billion).

         Nielsen Media Research, Inc. is the leading provider of television audience measurement and related services in the United States and Canada. Its services provide audience estimates for all national program sources, including broadcast networks, cable networks, Spanish language television, and national syndicators. Local ratings services estimate audiences for each of the 210 television markets in the U.S., including electronic metered service in 47 markets. Nielsen Media Research provides competitive advertising intelligence information through Nielsen Monitor-Plus, and Internet usage and advertising information through Nielsen//NetRatings. Additional information is available at HTTP://WWW.NIELSENMEDIA.COM.

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